

May 27, 2009

Via Facsimile (888) 329-8274 and U.S. Mail

Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301

Re: Emulex Corporation
  Soliciting Materials filed pursuant to Rule 14a-12 by Broadcom Corporation and
    Fiji Acquisition Corporation
  Filed April 21 and May 5, 2009
  File No. 001-31353

  Revised Preliminary Proxy Statement filed by Broadcom Corporation and Fiji
    Acquisition Corporation
  Filed May 18, 2009
  File No. 001-31353

  Schedule TO-T/A filed May 18, 2009 by Broadcom Corporation and
    Fiji Acquisition Corporation
  SEC File No. 005-34050

Dear Mr. King:

   We have reviewed your filings and have the following comments.

Soliciting Materials filed pursuant to Rule 14a-12 filed April 21, 2009

1.   We reissue prior comments 3 and 4 in part. With respect to the first bullet point of prior
      comment 3, it is unclear how 2010 estimated non-GAAP income of $38 million for
      Emulex results in accretion to Broadcom's earnings. Please explain. With respect to the
      third bullet point of prior comment 3 and the last paragraph of your response to prior
      comment 4, it appears that the support for your disclosure is simply your opinion based
      on your industry and knowledge of the two companies. If so, please confirm that you
      will characterize each such future statement as an opinion and provide, in your
      disclosure, the basis for it.

Revised Preliminary Proxy Statement

General

2.   We reissue prior comment 6 in which we sought your legal analysis. While Schedule 14A may not explicitly require pro forma financial statements with respect to your solicitation, Section 14(a) of the Exchange Act and Regulation 14A require that all material disclosure necessary for security holders to make an informed voting decision be included. Thus, please provide us your legal analysis as to why you do not believe that pro forma financial information is required to be included in the proxy statement.   We note that the last sentence of your response refers to the ability of security holders to consider whether to tender their securities into the offer; note that our comment is focused on the ability of security holders to make an informed voting decision.

Background of the Solicitation, page 6

3.   We reissue prior comment 13 in which we asked that you revise your disclosure to address our comment. We note, additionally, that it is unclear how your supplemental response addressed the substance of our prior comment.

Schedule TO-T/A

Offer to Purchase

Introduction, page 1

4.   We reissue prior comment 17. Restating the referenced language as "expected economic value" does not provide enough objectivity to security holders. Please revise.

Closing Information

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions